Exhibit 21.1

The following is a list of Avalon’s subsidiaries except for unnamed subsidiaries which considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary Name	State of Incorporation

• American Landfill Management, Inc.	Ohio
American Construction Supply, Inc.	Ohio
• American Waste Management Services, Inc.	Ohio
• American Waste NJ	New Jersey
• American Water Management Services, LLC	Ohio
• Avalon Golf and Country Club, Inc.	Ohio
• Avalon Lakes Golf, Inc.	Ohio
• Avalon Travel, Inc.	Ohio
• TBG, Inc.	Ohio
• Avalon Country Club at Sharon, Inc.	Pennsylvania
• Havana Cigar Company	Pennsylvania

Parent/subsidiary relationships are indicated by indentations.  In each case, 100% of the voting securities of each of the subsidiaries are owned by the indicated parent of such subsidiary.

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